LION INDUSTRIES CORPORATION BERHAD (415-D)

(Formerly known as Lion Land Berhad)
A Member of The Lion Group

24 August 2004

04045538

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

RECEIVED
2004 OCT 18 A 10: 11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 23 August 2004, Re: Proposed disposal of Klang Parade for a cash consideration of RM107.651 million for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

PROCESSED
OCT 1 9 2004
THOMSON FINANCIAL

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

10/19

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0
General Announcement
Reference No LI-040823-64354

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Lion Industries Corporation Berhad**
*	Stock name	: **LIONIND**
*	Stock code	: **4235**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Proposed disposal of Klang Parade for a cash consideration of RM107.651 million

* **Contents :-**

1. INTRODUCTION

The Board of Directors of LICB ("Board") wishes to announce that Lion Klang Parade Bhd ("Lion Klang") had on 20 August 2004 accepted a letter of offer dated 11 August 2004 from TMW Lion GmbH ("the Purchaser") for the proposed disposal of the shopping complex known as Klang Parade ("Klang Parade") for a cash consideration of RM107.651 million ("LO") ("Proposed Disposal").

A formal Sale and Purchase Agreement in respect of the Proposed Disposal ("SPA") will be executed after a due diligence review has been conducted to the satisfaction of the Purchaser. An announcement shall be made upon the execution of the SPA.

2. DETAILS OF THE PROPOSED DISPOSAL

Lion Klang, a wholly-owned subsidiary of LICB, had on 20 August 2004 accepted the LO from the Purchaser to purchase Klang Parade for a total cash consideration of RM107.651 million.

Klang Parade will be sold and transferred to the Purchaser free from encumbrances, charges, liens and restraints whether equitable or legal, subject to all conditions, express or implied in the document of title to the property and existing tenancies and licences and on an "as-is-where-is" basis subject to the provisions of the SPA.

The mode of settlement in respect of the Proposed Disposal is set out in Table 1.

There will be no liabilities to be assumed by the Purchaser arising from the Proposed Disposal.

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

23 AUG 2004

3. INFORMATION ON KLANG PARADE

Klang Parade is a shopping mall located about 2 kilometers from the Klang town centre, along Jalan Meru, and is erected on a portion measuring approximately 7.405 acres of the freehold land held under HS(D) 35131 PT 19261, Mukim Kapar, Daerah Klang, Negeri Selangor ("Klang Parade Land"). The vacant land measuring approximately 2.080 acres in area between Klang Parade and Jalan Meru which is presently used as an open-air car park is excluded from the Proposed Disposal.

Klang Parade has a net lettable area ("NLA") of approximately 696,045 square feet with a current occupancy rate of approximately 96%. It has 3 levels of retail floors, 2 elevated car parking levels, 1 level of private college premises and 2 basement car parks.

Lion Klang acquired the Klang Parade Land in September 1993 at a cost of investment of RM7 million. The construction of the shopping mall was completed in October 1995 at a total construction cost of RM118 million. The net property income (before financing cost) from Klang Parade for the financial year ended 30 June 2003 was RM7 million. As at 31 May 2004, the net book value of Klang Parade after adjusting for the revaluation carried out on 31 March 2004 was approximately RM179 million. Based on the aforesaid net book value, the Proposed Disposal is expected to give rise to a loss of approximately RM70 million which will be partly offset against revaluation reserve and deferred tax liability available for Klang Parade and leave a balance of RM17 million loss in the income statement which has been provided in the financial year ended 30 June 2004.

4. INFORMATION ON THE PURCHASER

The Purchaser, is a wholly-owned subsidiary of TMW Asia Property Fund I GmbH and Co. KG, a German closed-end property fund for German institutional investors consisting mainly of insurance groups and pension funds. The fund's objective is to invest in real estate in various countries throughout Asia including Australia. The fund is managed by TMW Immobilien GmbH ("TMW") in Munich in conjunction with PREI (Asia) Pte. Ltd., Singapore, both subsidiaries of Prudential Financial.

For over 20 years, TMW has been specialising in cross border investments both from Europe into the United States as well as from Germany into other European countries. Even before the merger with Prudential Real Estate Investors (PREI), TMW was one of the largest Real Estate Investment Managers in Europe with close to USD6 billion under asset management. TMW consistently ranked among the biggest German investors into the United States and Europe. In the Asian region, the fund has acquired 5 properties; two office buildings in Seoul (Total costs:KRW312 billion) and two office buildings and a retail property in Tokyo (Total costs:Yen14.2 billion).

5. BASIS OF ARRIVING AT THE DISPOSAL CONSIDERATION

The disposal consideration for the Proposed Disposal of RM107.651 million ("Disposal Consideration") was arrived at on a willing buyer-willing seller basis after taking into consideration:

5.1 the projected net property income of Klang Parade estimated to be approximately RM8.763 million for the financial year ending 30 June 2005;

5.2 the NLA of Klang Parade;

5.3 the physical state, condition and age of Klang Parade which was built in 1995; and

5.4 the independent valuation carried out on 30 July 2004 of approximately RM170 million (excluding the 2.08 acres vacant land used for open-air car park) by Messrs CH Williams Talhar and Wong Sdn Bhd, an independent professional valuer vide their certificate of valuation dated 30 July 2004.

The Disposal Consideration is at a discount to the market value as it was arrived at after taking into consideration the following factors:

(i) the age of Klang Parade (approximately 9 years) which will necessitate substantial renovation costs for the refurbishment of the property and changing of internal layouts for the revision of tenants mix to cater to the changing retail trends;

(ii) the location of Klang Parade in the secondary township of Klang where its retail market size is small and localized as there are numerous shopping centres operating in many parts of the Klang Valley;

(iii) significant increase in competition from other new major retail centers, attracting shoppers from the same catchment serving Klang Parade; and

(iv) the Purchaser is a foreign investment fund whose investment criteria are predominantly yield-driven, with a minimum expectation of entry yield for Klang Parade to be no less than 8.0%. (Based on the projected net property income of Klang Parade for the financial year ending 2005, the Disposal Consideration represents a net yield of 8.14%).

The Purchaser is entitled to conduct a due diligence on Klang Parade after payment of the earnest deposit. The Purchaser will be entitled to a period of 45 calendar days to complete the due diligence ("Due Diligence Period"). In the event the findings of the due diligence to be carried out by the Purchaser via independent professionals, reveals that the NLA and the costs of repairs and replacements for structural and/or Mechanical and Electrical Systems ("M&E") defects exceed the allowable threshold, the Disposal Consideration will be re-adjusted. The materiality threshold for due diligence is set out in Table 2.

6. SALIENT TERMS AND CONDITIONS OF THE LO

The salient terms and conditions for the Proposed Disposal are as follows:

6.1 Neither party may object to any condition imposed by the relevant authorities which stipulates that:

(i) the requirement of equity participation by Bumiputra of at least thirty per centum (30%) of the shareholding of the Purchaser; and/or

(ii) the requirement above is to be complied within a period of two (2) years from the date of

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

23 AUG 2004

issuance of such condition.

6.2 In respect of all existing tenancies, from the date of execution of the LO until the completion date of the SPA, Lion Klang undertakes that:

(a) there are no significant or material adverse changes in the business, assets, liabilities or operations in relation to Klang Parade;

(b) no variation, alteration or change (including but not limited to any concessions or discounts given) has been made or will be made to the terms of the existing tenancies and Lion Klang will not terminate any of the existing tenancies, without the consent of the Purchaser, which consent shall not be unreasonably withheld or delayed;

(c) no new tenancies have been or will be entered into, without the consent of the Purchaser, which consent shall not be unreasonably withheld or delayed provided that the Purchaser's consent is not required in respect of any new tenancies or renewal of tenancies where:

(i) the rental rates or renewal rental rates for such tenancies have been specifically disclosed in the tenancy schedule provided to the Purchaser at the time of the LO; and

(ii) the other terms and conditions are based on the existing standard form tenancy agreements used by Lion Klang.

(d) Lion Klang has not entered and will not enter into, in relation to the operation of the business of Klang Parade, any unusual, long term or onerous commitments or contracts with any existing/new tenants or suppliers which would lead to an adverse effect on the financial position or prospects or turnover and no event, fact or matter has occurred or is likely to occur which will or is likely to give rise to any such change; and

(e) Lion Klang has and shall continue to operate the business of Klang Parade as a shopping mall and maintain the same as an on going concern without interruption or alteration in its nature, scope or manner.

6.3 Rental Guarantee

Lion Klang has represented to the Purchaser that the net property income of Klang Parade for the financial period 1 July 2004 to 30 June 2005 (the "Financial Period") shall not be less than RM8.763 million.

If the net property income for the Financial Period as determined by the auditor is less than RM8.763 million and the shortfall exceeds RM87,630, the amount of the shortfall in excess of RM87,630 will be adjusted by the relevant period commencing from the date of completion to and including 30 June 2005, shall be deducted from the Disposal Consideration (in the event the completion date is after the determination of the net property income by the auditor) or paid to the Purchaser (in the event the completion date is before the determination of the net property income by the auditor).

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

In the case where the completion date is before the determination of the net property income by the auditor, Lion Klang's solicitors shall be entitled to withhold and retain from the Disposal Consideration an amount of RM300,000 (the "Retention Sum") as security for Lion Klang's payment of the rental top up amount within seven (7) days of the designated auditor's determination of the net property income for the Financial Period.

7. RATIONALE FOR THE PROPOSED DISPOSAL

The Proposed Disposal is in line with the LICB Group's corporate and debt restructuring scheme which is to rationalise the LICB Group's financial position and to further streamline its operation by divesting its non-core and peripheral assets and businesses.

For illustration purposes, the Proposed Disposal will result in a cash inflow to the LICB Group of RM107.651 million, which will be utilised for the repayment to the lenders under the LICB Group's debt restructuring scheme and to defray estimated expenses of the Proposed Disposal of approximately RM0.6 million. Based on the rate applicable to the bonds to be repaid of 6% per annum, the LICB Group is expected to have an interest saving of approximately RM6.4 million per annum upon completion of the Proposed Disposal.

8. EFFECTS OF THE PROPOSED DISPOSAL

i) Share Capital

There will be no effect on the issued and paid-up capital of LICB as the Proposed Disposal does not involve the issuance of LICB shares.

ii) Earnings

The Proposed Disposal is not expected to have a material impact on the earnings of the LICB Group for the financial year ending 30 June 2005 but has reduced the earnings per share of the LICB Group by approximately 2 sen for the financial year ended 30 June 2004 as a result of the provision for impairment in value.

iii) Net Tangible Assets ("NTA")

On a proforma basis, the Proposed Disposal is expected to reduce the NTA per share of the LICB Group by approximately 10 sen based on the audited consolidated balance sheet as at 30 June 2003.

9. CONDITIONS OF THE PROPOSED DISPOSAL

The Proposed Disposal is subject to approvals being obtained from the following:

i) Foreign Investment Committee for the acquisition of Klang Parade by the Purchaser;

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

ii) the state authority for the acquisition of Klang Parade by the Purchaser;

iii) state authority's consent for the transfer of Klang Parade, if required;

iv) consent from existing lenders;

v) shareholders of the Purchaser, if required;

vi) any other approvals, if required.

10. DIRECTORS' INTERESTS

None of the Directors of the Company has any interest, direct or indirect, in the Proposed Disposal.

11. DIRECTORS' RECOMMENDATION

The Board of LICB, having taken into consideration all aspects of the Proposed Disposal, are of the opinion that the Proposed Disposal is fair and reasonable, and is in the best interest of LICB and its shareholders.

12. APPLICATION TO THE RELEVANT AUTHORITIES

The relevant application to the regulatory authorities in relation to the Proposed Disposal will be made within one (1) month from the date of signing of the SPA.

The Proposed Disposal is expected to be completed by the end of December 2004.

13. COMPLIANCE WITH SECURITIES COMMISSION ("SC") GUIDELINES

The Board of LICB is not aware of any departure from the Securities Commission Policies and Guidelines on Issue/Offer of Securities.

14. DOCUMENTS FOR INSPECTION

The LO in respect of the Proposed Disposal and the Certificate of Valuation from Messrs CH Williams Talhar and Wong Sdn Bhd will be made available for inspection during normal office hours of the Company on any weekday (except public holidays) at the registered address of the Company at Level 46, Menara Citibank, 165, Jalan Ampang, 50450, Kuala Lumpur for a period of one (1) month from the date hereof.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1 - Mode of Settlement

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

2? AUG 2004

	%	RM	Timing
Earnest deposit	2	2,153,020	Within 2 business days from the date of acceptance of the LO
Balance deposit	8	8,612,080	Upon signing of SPA
Total deposit	**10**	**10,765,100**	
Balance disposal consideration	90	96,885,900	25 calendar days after the unconditional date (being 3 business days after the fulfillment of the last of the conditions precedent in the SPA)
Total	**100**	**107,651,000**	

Table 2 - Materiality Threshold

Factors	Materiality Threshold	Total	Threshold	Formula for the re-adjustment of Disposal Consideration
NLA	2%	696,045 square feet	13,921 square feet	RM155 per square feet for any variance exceeding threshold allowed
No major structural and M&E defects	1% of disposal consideration	RM107,651,000	RM1,076,510	Lion Klang to undertake all repairs and replacements expenses or reduce the Disposal Consideration by such amount equivalent to the estimated cost which exceeds the threshold allowed

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

2 3 AUG 2004